Filed by Obsidian Energy Ltd.

(Commission File No. 001-32895)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bonterra Energy Corp.

Obsidian Energy Announces Extension of its Offer to Purchase the Shares of Bonterra Energy Corp.

•   Offer to purchase Bonterra extended to March 29, 2021, allowing Bonterra shareholders to assess the relative performance of the two companies’ fourth quarter and year end 2020 results

•   Obsidian Energy draws attention to questionable trading activity of Bonterra CEO

CALGARY, January 25, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy” or the “Company”) today announced that it has extended the expiry of its offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Bonterra Shares”) of Bonterra Energy Corp. (TSX – BNE) (“Bonterra”) until 5:00 p.m. (Mountain Daylight Time) on Monday, March 29, 2021.

“Obsidian Energy is uniquely positioned to be a true ‘Cardium Champion’, and we have heard from many Bonterra stakeholders who are supportive of our Offer and industry consolidation. Unfortunately, Bonterra’s entrenched founder/CEO/Chairman, George Fink, and his fellow Bonterra Board members have continued to seek to discredit Obsidian Energy and our Offer through misinformation, fearmongering and questionable trading activities”, said Stephen Loukas, Interim President and CEO. “Through to the end of our now extended Offer period, we will continue to lay out the facts and benefits of our Offer to ensure that Bonterra’s shareholders are in a position to make a fully informed decision. We will keep the focus on the advantages of the Offer and the significant share price appreciation that we are confident would result from the successful completion of our Offer, and we will ensure that Bonterra’s shareholders understand what the Bonterra Board has done and permitted to try and mask the Offer’s true value.”

Examples of Mr. Fink’s questionable trading activities and Bonterra’s misinformation and fearmongering include:

CEO Trading Strategies that Artificially Raise the Bonterra Share Price

Since the Offer commenced, the respective share prices of Obsidian Energy and Bonterra have moved towards or exceeded the exchange ratio represented by our Offer of two Obsidian Energy common shares for each Bonterra Share tendered. Starting in mid-December, Bonterra’s founder/CEO/Chairman George Fink, who had not previously purchased Bonterra Shares while the Offer was outstanding, purchased shares within close proximity of the respective share prices approaching the exchange ratio. Specifically, Mr. Fink bought Bonterra Shares on each trading day from December 17, 2020 to December 21, 2020, and again on each trading date from January 12, 2021 to January 18, 2021, when the exchange ratio either traded near or in favour of our Offer exchange ratio. Overall, Mr. Fink has reported purchases of 95,600 Bonterra Shares, representing 11% of the Bonterra Shares traded between December 16, 2020 and January 20, 2021, for prices at or near the daily highs. On numerous occasions this trading represented over 20% of the overall daily trading volume of Bonterra Shares on the TSX.

This highly questionable trading activity over the past six weeks has obscured and delayed the convergence of Obsidian Energy and Bonterra’s respective share prices, while masking the general sentiment of the market. The Bonterra Board appears to have done nothing to restrain Mr. Fink’s trading and has not clarified its impact to Bonterra shareholders. Such activity also makes it clear that Bonterra, in the face of a bona fide offer that we believe would result in significant shareholder appreciation, is not running any strategic process with a view to securing a superior proposal. If it were, Mr. Fink would be subject to insider trading related restrictions. Bonterra’s Board appears to remain committed to a strategy of adding debt onto an already over-leveraged balance sheet with no plan to increase shareholder value beyond the hope for higher oil prices. In contrast, Obsidian Energy has been focused on building a company with increased scale, lower WTI break-even costs, and increased funding options that is better positioned to quickly add incremental production at appropriate WTI price levels while generating strong free cash flow.

Bonterra shareholders should be very wary of a share price that does not necessarily reflect true value, but instead is meaningfully impacted by a CEO with motivations that do not align with maximizing shareholder value. We question the judgement of Bonterra’s Board in willingly allowing the Bonterra CEO to distort the price of Bonterra Shares while a public offer is outstanding.

Bonterra’s Principal Arguments for Rejecting the Offer Contain No Substantive Analysis and Amount to Simple Fearmongering

Obsidian Energy has been clear since the launch of the Offer that the combination of Obsidian Energy and Bonterra will create substantial shareholder value for shareholders of both companies, as the combined company will realize synergies and economies of scale that are not available to either Obsidian Energy or Bonterra on a stand-alone basis. Many companies have been rewarded by public equity markets during the recently announced consolidations in our industry. In its public statements regarding our Offer, Bonterra has refused to engage in any meaningful analysis or discussion of the synergies presented by the Offer. Instead of providing Bonterra shareholders with any evaluation regarding the value that a combination transaction might create, Bonterra has resorted to alarmist commentary on the uncertainty of synergies while failing to note that Bonterra’s stand-alone prospects are subject to uncertainties that are far more likely to have an adverse impact on shareholder value.

Similarly, Bonterra’s fearmongering extends to raising unfounded concerns with changes in the management of Obsidian Energy, the influence of certain shareholders of Obsidian Energy and Obsidian Energy’s financial viability. These are irresponsible and unsubstantiated statements that:

(i)

ignore the turnaround strategy enacted by Obsidian Energy’s management and the stability of Obsidian Energy’s Board (where all directors haves tenure of greater than 2.5 years, as compared to 40% of Bonterra’s Board and two-thirds of Bonterra’s special committee who have been directors of Bonterra for only two fiscal quarters);

(ii)

overstate the influence of a ~ 5% shareholder of Obsidian Energy whose interests are completely aligned with those of its fellow shareholders, while conveniently ignoring that Bonterra’s CEO/Chairman, George Fink, who owns ~ 13% of the outstanding Bonterra Shares and is also a subordinated creditor to Bonterra, has undue influence over Bonterra; and

(iii)

mischaracterize the practical and legal ability of Obsidian Energy to complete the Offer in circumstances where Bonterra is already facing financial uncertainty in an attempt to dissuade Bonterra shareholders from tendering their shares to our Offer.

Bonterra shareholders should demand facts from their special committee and reject unsubstantiated fearmongering that benefits only Mr. Fink and his personal agenda. If they are truly acting in the best interests of Bonterra, the special committee would meaningfully and publicly address the value of a combined company, including the expected synergies and economies of scale. Note that Mr. Fink told the Calgary Herald in September 2020 that “there are a lot of positives putting the two entities together”, yet Bonterra has so far refused to provide its shareholders with any of this material information.

Bonterra No Longer Appears to Have the Shareholder Support Required to Impede our Offer

In its public statements, Bonterra no longer cites the fact that a specific number of its shareholders have confirmed that they will not support our Offer, and no Bonterra shareholders have publicly supported Bonterra’s incumbent directors or management team since the commencement of our Offer. This lack of public shareholder support combined with the general dissatisfaction with the incumbent Bonterra Board and management (as evidenced by Bonterra’s most recent director election where only one nominee received more than 58% favorable votes) should show Bonterra shareholders that the support for Bonterra’s stand-alone plan resides only with Mr. Fink and a small group of shareholders that are loyal to Mr. Fink and his interests – and not to those of Bonterra and maximizing shareholder value.

Bonterra is Ignoring the Vastly Superior Financial Results of Obsidian Energy

While spreading misinformation about our Offer and highlighting the Business Development Bank of Canada and Export Development Canada’s rescue financing packages that add debt to an already over-leveraged balance sheet, Bonterra is ignoring and masking its objectively poor financial results through 2021 relative to Obsidian Energy’s results in the hope that Bonterra shareholders will not notice. In reality, Obsidian Energy’s performance to date has been superior to Bonterra’s, and we expect our fourth quarter and year-end 2020 results will continue to outperform Bonterra’s. Our extended Offer period will allow these results to be reported and afford Bonterra shareholders the opportunity to have a clearer picture of relative financial performance of the two companies.

Stephen Loukas continued, “Our Offer is not going away. It presents a clear path to enhancing value for shareholders of both companies, creating a stronger, more resilient combined company. Further, by creating the ‘Cardium Champion’, the combined company will be positioned as the natural consolidator in the Cardium. Our extended Offer period gives Bonterra shareholders the opportunity to decide based on objective facts and not be misled by Bonterra’s incumbent Board. We look forward to further dialogue with Bonterra shareholders in the weeks to come.”

Bonterra shareholders are encouraged to fully review all the information about these and other compelling reasons in their decision to tender their Bonterra Shares. Additional details regarding the Offer can be found in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Company’s website at www.obsidianenergy.com. As well, a Notice of Extension that sets out the extension to the Offer described herein will be filed in Canada and the United States in due course this week.

OFFER INFORMATION AND HOW TO TENDER SHARES

The Offer is open for acceptance until 5:00 p.m. (Mountain Daylight Time) on Monday, March 29, 2021, unless extended, accelerated or withdrawn.

As set out in further detail in the original take over bid circular dated September 21, 2020, as varied by a Notice of Extension, Variation and Change dated December 18, 2020 and the Notice of Extension to be filed in Canada and the United States in due course this week in respect of the extension to the Offer described herein (collectively, the “Offer Documents”), the Offer is subject to certain conditions, including: that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent more than 50% of the then outstanding Bonterra Shares (on a fully-diluted basis) and certain regulatory and third party approvals (as outlined in the Offer Documents) have been obtained, and other customary conditions. Subject to applicable law, Obsidian Energy reserves the right to withdraw, accelerate or extend the Offer and to not take up and pay for any Bonterra Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or, if applicable, waived by Obsidian Energy at or prior to the expiry of the Offer. Bonterra shareholders are strongly encouraged to read the Offer Documents carefully and in their entirety, since they contain additional important information regarding Obsidian Energy and the terms and conditions of the Offer as well as detailed instructions on how Bonterra shareholders can tender their Bonterra Shares to the Offer. Bonterra shareholders can also view the Offer specific webpage on Obsidian Energy’s website, where they can review the Offer presentation, letter to Bonterra shareholders and other key information related to the Offer.

If you have questions or to tender your Bonterra Shares, you can contact Kingsdale Advisors, our information agent and depositary for the Offer, at 1-888-564-7333 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

ADDITIONAL READER ADVISORIES

NO OFFER OR SOLICITATION

This news release does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities of Obsidian Energy or Bonterra. The Offer is subject to a registration statement (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. The Registration Statement includes various documents related to such offer and sale. OBSIDIAN ENERGY URGES INVESTORS AND SHAREHOLDERS OF BONTERRA TO READ THE REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of such registration statement, as well as other relevant filings regarding Obsidian Energy or the Offer, at the SEC’s website (www.sec.gov) under the issuer profile for Obsidian Energy, or on request without charge from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue, SW, Calgary, Alberta T2P 1K3.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the Company will make the requisite filings in respect of the extension of the Offer in due course; the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra; and that the combination is in the best interests of both company’s shareholders.

With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: that Obsidian Energy, which is subject to a short term extension on its senior revolving credit facility and Bonterra each continue to obtain extensions in respect of their facilities and otherwise continue to satisfy the applicable covenants under their respective senior revolving credit facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; that Bonterra’s publicly available information, including its public reports and securities filings as of January 22, 2021, are accurate and complete; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, West Texas Intermediate (WTI) and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market its oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in Offer Documents, Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov, and on the Company’s website at www.obsidianenergy.com. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

KEY CONTACTS

OFFER INFORMATION AGENT AND DEPOSITARY

Kingsdale Advisors

North American Toll-Free: 1-888-564-7333

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

MEDIA

Lisa Ottmann, Partner

Longview Communications & Public Affairs

Cell: 403-606 0866

Email: lottmann@longviewcomms.ca

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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